UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nexxen International Ltd. (formerly Tremor International Ltd.)
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
N/A
(CUSIP Number)
Fred P. Boy, Esq.
Lehman & Eilen LLP
50 Charles Lindbergh Boulevard
Suite 505
Uniondale, New York 11553
5162220888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 15, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Mithaq Capital SPC IRS Identification No.: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,917,422
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 35,917,422
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,917,422
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 25.1%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Turki Saleh A. AlRajhi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 35,917,422
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 35,917,422
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,917,422
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. N/A
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Muhammad Asif Seemab
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 35,917,422
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 35,917,422
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,917,422
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 0
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
This Amendment No. 3 relates to the Ordinary Shares of Nexxen International Ltd. (formerly known as Tremor International Ltd.), located at 82 Yigal Alon Street, Tel Aviv, Israel 6789124. The purpose of this Amendment No. 3 is to report the purchase of additional Ordinary Shares on the AIM and American Depository Receipts ("ADRs") on NASDAQ. At this time of purchase, all such purchases (which were more than 60 days ago) constituted less than 1% of the outstanding Ordinary Shares. Through such purchases and the Issuer's subsequent buy back of its shares, the Reporting Persons' ownership of the Ordinary Shares has increased by more than 1%. Unless specifically amended in this filing, the disclosures and statements set forth in the original Schedule 13D and amendments remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Mithaq Capital SPC expended an aggregate of approximately 861,964 (GBP) and 1,200,176 (USD) of its own investment capital to purchase the additional Ordinary Shares and ADRs beneficially owned by the Reporting Persons. The source of funds for any additional purchase of Shares also will be Mithaq Capital SPC's investment capital.
Item 5. Interest in Securities of the Issuer.
(a)
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The percentages referred to on the cover pages are based on 143,297,699 Ordinary Shares outstanding as reported in the Issuer's Form 6-K filed on February 12, 2024.
(b)
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
(c)
There are no transactions during the past 60 days.
(d)
See Original Schedule 13D
(e)
Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mithaq Capital SPC is managed by its Board of Directors, which consists of Turki Saleh A. AlRajhi and Muhammad Asif Seemab, and the Board has exclusive authority concerning purchases, dispositions and voting of Shares reported on this Schedule 13D. Each of Mr. AlRajhi and Mr. Seemab possesses an ownership interest in Mithaq Capital SPC, and Mr. Seemab may share in any profits realized from Mithaq Capital SPC's investment in the shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 15, 2024
Mithaq Capital SPC
By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Title: Director
Date:   February 15, 2024
Mithaq Capital SPC
By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab
Title: Director
Date:   February 15, 2024

By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Date:   February 15, 2024

By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab